Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 2 DATED SEPTEMBER 26, 2005

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 2 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.    Form 8-K Current Report filed on September 23, 2005

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS

SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE

SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS

TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A

CRIMINAL OFFENSE.

The date of this prospectus supplement is September 26, 2005

INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on September 23, 2005	A

2

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported): 09/19/2005

OXIS International, Inc.

(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 000-08092

DE	94-1620407
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6040 N Cutter Circle Suite 317, Portland, OR 97217

(Address of Principal Executive Offices, Including Zip Code)

503-283-3911

(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items to be Included in this Report

Item 1.01.	Entry into a Material Definitive Agreement

On September 19, 2005, OXIS International, Inc. (“OXIS”) entered into a Stock Purchase Agreement with BioCheck, Inc., a privately held California corporation and certain stockholders of BioCheck pursuant to which OXIS undertakes to purchase up to all of the outstanding shares of common stock of BioCheck for an aggregate purchase price of $6 million in cash. All stockholders of BioCheck who were not present to sign the Stock Purchase Agreement on September 19, 2005, are expected to sign the agreement in the near future. Pursuant to the Stock Purchase Agreement, in an initial closing OXIS will purchase not less than fifty one percent of the outstanding shares of common stock of BioCheck from each of the stockholders of BioCheck on a pro rata basis. This initial closing will occur after certain preconditions are met, including the consummation of a financing transaction by OXIS raising sufficient capital to execute the initial closing.

If OXIS does not purchase all of the outstanding shares of BioCheck in the initial closing, OXIS will use its reasonable best efforts to consummate a follow-on financing transaction to raise additional capital with which to purchase the remaining outstanding shares of BioCheck in one or more additional closings. The purchase price for any BioCheck shares purchased after the initial closing will be increased by an additional 8% per annum from the date of the initial closing through the date of such purchase. If OXIS has not purchased all of the outstanding shares of BioCheck within twelve months of the initial closing, the EBITDA (earnings before interest, taxes, depreciation and amortization expenses), if any, of BioCheck, at that point a majority owned subsidiary of OXIS, will be used to repurchase the remaining outstanding BioCheck shares at one or more additional closings.

On September 21, 2005 OXIS issued a press release, a copy of which is attached hereto as Exhibit 99.2, and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(c) Exhibits.

99.1	Stock Purchase Agreement between OXIS International, Inc., BioCheck, Inc., and stockholders of BioCheck, dated September 19, 2005.

99.2	Press Release, dated September 21, 2005 entitled “OXIS International Agrees to Acquire BioCheck, A Leading Manufacturer of Immunoassays.”

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated September 23, 2005

OXIS International, Inc.

By:	/s/ Steven T. Guillen
Steven T. Guillen
President & CEO

Exhibit Index

Exhibit No.	Description
EX-99.1	Stock Purchase Agreement between OXIS International, Inc., BioCheck, Inc. and stockholders of BioCheck, dated September 19, 2005

EX 99.2	Press Release, dated September 21, 2005 entitled “OXIS International Agrees to Acquire BioCheck, A Leading Manufacturer of Immunoassays.”

Exhibit 99.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of September 19, 2005, by and between OXIS International, Inc., a Delaware corporation (the “Buyer”), Bio Check, Inc., a California corporation (the “Company”) and holders of capital stock of the Company set forth on Schedule 1 attached hereto (each individually, a “Stockholder”, and collectively, the “Stockholders”). Certain capitalized terms used in this Agreement are defined on Exhibit A hereto.

RECITALS

WHEREAS, the Buyer desires to purchase from the Stockholders, and the Stockholders desire to sell to the Buyer, up to all of the issued and outstanding shares of capital stock of the Company (the “Shares”), pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

ARTICLE 1.

THE TRANSACTION

1.1 Purchase of Shares at Initial Closing. The initial closing (the “Initial Closing”) of the purchase and sale of Shares hereunder shall take place as soon as all conditions set forth in Article 8 hereof are satisfied or waived. Subject to the terms and conditions of this Agreement, at the Initial Closing, each Stockholder shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase from each Stockholder, all of Stockholder’s right, title and interest in not less than fifty-one percent (51%) of the Shares set forth next to such Stockholder’s name on Schedule 1 attached hereto. Buyer, at its option, may purchase all of the Shares owned by the Stockholders at the Initial Closing. The aggregate consideration to be paid by Buyer if it purchases all of the Stockholders’ Shares at the Initial Closing shall be $6,000,000 (the “Aggregate Purchase Price”). In the event Buyer purchases less than all of the issued and outstanding Shares at the Initial Closing, it shall pay to the Stockholders such percentage of the Aggregate Purchase Price equal to the percentage of Shares purchased from the Stockholders (e.g., if seventy-five percent (75%) of the Shares are purchased from the Stockholders at the Initial Closing, the portion of the Aggregate Purchase Price payable at the Initial Closing shall be $4,500,000). Each Stockholder shall receive a share of the amount of Aggregate Purchase Price paid at the Initial Closing equal to such Stockholder’s percentage of the total number of Shares owned by the Stockholders (e.g., if a Stockholder owns ten percent (10%) of the total Shares owned by the Stockholders, such Stockholder will be entitled to ten percent (10%) of the Aggregate Purchase Price). At the Initial Closing, the Remaining Shares (as defined below), if any, shall be put in escrow pursuant to the terms of the escrow agreement in the form attached hereto as Exhibit B (“Share Escrow Agreement”). The purchase and sale of Shares hereunder, and all other related transactions and agreements contemplated herein, shall be collectively referred to herein as the “Transaction”.

1.2 Purchase of Remaining Shares. To the extent Buyer purchases less than all of the Shares of the Stockholders at the Initial Closing, Buyer shall use its reasonable best efforts to consummate a Follow-One Financing Transaction (as defined below) and consummate as soon as reasonably practicable the purchase of the remaining Shares of the Stockholders (the “Remaining Shares”) at one or more additional closings (each an “Additional Closing” and collectively, “Additional Closings”), upon sixty (60) days notice of each Additional Closing, or such other date as agreed to by the Buyer and the Selling Stockholders’ Representative (as defined in Section 9.8). The purchase price for the Remaining Shares shall equal the pro rata portion of the Aggregate Purchase Price relating to such Remaining Shares, plus 8% per annum (the “Remaining Shares Purchase Price”). For purposes of example only, assuming Buyer purchases fifty-one percent (51%) of the Shares at the Initial Closing, if eighteen (18) months following the Initial Closing Buyer purchases all of the Remaining Shares, the Remaining Shares Purchase Price shall be $3,292,800 (.49 multiplied by $6,000,000 = $2,940,000, plus interest of $352,800 ($19,600 multiplied by 18)). Each Stockholder shall receive a portion of such purchase price paid equal to the percentage of the total number of Remaining Shares such Stockholder owns. If Buyer does not purchase all of the Stockholders Shares at the Initial Closing, pursuant to Section 6.1(b) hereof, then Buyer shall attempt to consummate a Follow-On Financing Transaction, the proceeds of which will be used to purchase the Remaining Shares. If within twelve (12) months following the Initial Closing the net proceeds raised in the Follow-On Financing Transaction if any is less than the amount of the aggregate Remaining Shares Purchase Price, then the Buyer shall purchase at an Additional Closing or Closings the proportion of the Remaining Shares determined by dividing the net proceeds of the Follow-On Financing Transaction by the aggregate Remaining Shares Purchase Price. If the Buyer does not purchase all of the Remaining Shares pursuant to the preceding sentence, the Company shall use, to the extent permitted by applicable Legal Requirements, up to $1.5 million of the Company’s EBITDA (as defined below) generated during the twelve (12) month period following the Initial Closing, to purchase or redeem the Remaining Shares for the applicable portion of the Remaining Shares Purchase Price, provided, however, if all the Remaining Shares are not so purchased or redeemed through the use of up to $1.5 million of the Company’s EBITDA during such twelve (12) month period, the Company shall use, to the extent permitted by applicable Legal Requirements, the Company’s EBITDA generated thereafter to purchase or redeem at an Additional Closing or Closings any Remaining Shares for the applicable portion of the Remaining Shares Purchase Price until such time that all Remaining Shares are purchased or redeemed. Notwithstanding the foregoing, the Buyer shall have the right, but not the obligation, at any time, to purchase any or all of the Remaining Shares for the applicable portion of the Remaining Shares Purchase Price.

1.3 Id-Gene Asset Payments. Commencing as of the Initial Closing Date, Buyer shall pay to the Stockholders an additional amount equal to fifty percent (50%) of the revenue and proceeds received by Buyer or Company derived from the sale or licensing of the Id-Gene Asset (as defined below) or any Id-Gene Asset related products including, without limitation, antibodies; provided that the foregoing percentage shall be reduced to (a) thirty percent (30%) for the period from the sixth anniversary of the Initial Closing Date through the tenth anniversary of the Initial Closing Date, (b) fifteen percent (15%) for the period from the tenth anniversary from the Initial Closing Date through the twelfth anniversary of the Initial Closing Date and (c) zero percent (0%) thereafter, and provided, further, that if following the Initial Closing Date, more than $100,000 of costs and expenses, in the aggregate, are incurred in developing the Id-

Gene Asset, such excess costs and expenses shall be first deducted from the foregoing payments to the Stockholders. The Company and the Stockholders covenant and agree to execute, consent, approve and do such other acts and things, as the Buyer may reasonably request, to carry out the intent of this Section 1.3, including without limitation, distributing the proceeds of the Id-Gene Asset from the Company to the Buyer, or from the Company to the Stockholders.

ARTICLE 2.

THE CLOSINGS

2.1 Time and Place of Closings. The Initial Closing, and any Additional Closings, of the purchase and sale of the Shares provided for in this Agreement (collectively, the “Closings”) shall occur at the offices of Morrison & Foerster LLP, 755 Page Mill Road, Palo Alto, California, at 10:00 A.M. on the day that all of the conditions to closing set forth in Article 8 are satisfied or waived (other than conditions that are intended to be satisfied at the Closing), or at such other date, time or place as the parties may agree (the “Closing Date”).

2.2 Initial Closing Deliveries by Company. At the Initial Closing, the Company shall deliver the following items, duly executed by Company, all of which shall be in form and substance reasonably acceptable to Buyer:

(a) Share Escrow Agreement. If less than all of the Shares are purchased at the Initial Closing, executed Share Escrow Agreement;

(b) Purchase Price Escrow Agreement. Executed Purchase Price Escrow Agreement in the form attached hereto as Exhibit C;

(c) Shareholders Agreement. Executed Shareholders Agreement in the form attached hereto as Exhibit D (“Shareholders Agreement”);

(d) Consents. Duly executed Consents of all third parties required by Company and Stockholders to consummate the purchase and sale of the Shares, in form and substance reasonably satisfactory to Buyer, including those Consents listed on Schedule 3.3;

(e) Officer’s Certificate. A certificate executed on behalf of Company by its President or Chief Executive Officer, dated as of the Initial Closing Date, certifying that:

(i) the representations and warranties of Company set forth in this Agreement, or in any written statement or certificate that shall be delivered to Buyer by Company under this Agreement, are (without giving effect to any materiality qualifications or references to materiality therein) true and correct in all material respects on and as of the date made and as of the Initial Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date), and

(ii) Company has performed all obligations and covenants required to be performed by it under this Agreement and any other agreement or document entered into in connection herewith prior to the Initial Closing Date;

(f) Secretary’s Certificate. A certificate of Company’s Secretary certifying as to:

(i) resolutions of Company’s stockholders and its board of directors authorizing the execution, delivery and performance of this Agreement and of all other related agreements and documents required in connection with the consummation of the purchase and sale of the Shares (collectively, “Transaction Documents”); and

(ii) the incumbency of Company’s officers executing this Agreement and all other Transaction Documents; and

(g) Certificate of Good Standing. A certificate from the Secretary of State of California as to Company’s good standing and payment of all applicable California income and franchise taxes.

2.3 Initial Closing Deliveries by Buyer. At the Initial Closing, Buyer shall deliver the following items, duly executed by Buyer as applicable, all of which shall be in a form and substance reasonably acceptable to Seller:

(a) Wire Transfer. A wire transfer of immediately available funds to each bank account designated by each Stockholder in an amount equal to the purchase price payable for the Shares, as determined pursuant to Article 1 hereof (less the Escrow Amount attributable to each such Stockholder), being sold by such Stockholder at such Closing, and (ii) a wire transfer of the Escrow Amount (as defined below) attributable to each such Stockholder to the Escrow Agent to be held in escrow (the “Escrow Fund”) pursuant to the Purchase Price Escrow Agreement;

(b) Employment Agreements. Executed Employment Agreements (as defined below);

(c) Shareholders Agreement. Executed Shareholders Agreement;

(d) Purchase Price Escrow Agreement. Executed Purchase Price Escrow Agreement;

(e) Share Escrow Agreement. If less than all of the Shares are purchased at the Initial Closing, executed Share Escrow Agreement; and

(f) Officer’s Certificate. A certificate executed on behalf of Buyer by its President or Chief Executive Officer, dated as of the Initial Closing Date, certifying that:

(i) the representations and warranties of Buyer set forth in this Agreement, or in any written statement or certificate that shall be delivered to Company or Stockholders under this Agreement, are true and correct on and as of the date made and as of the Initial Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date), and

(ii) Buyer has performed all obligations and covenants required to be performed by it under this Agreement and any other agreement or document entered into in connection herewith prior to the Initial Closing Date.

2.4 Initial Closing Deliveries by Stockholders. At the Initial Closing, the applicable Stockholders shall deliver the following items, duly executed:

(a) Shares. Certificates representing the Shares to be sold in the Initial Closing and any Remaining Shares which shall be held in the escrow pursuant to the Share Escrow Agreement and such executed stock powers as Buyer may reasonably request;

(b) Employment Agreements. Employment Agreements respecting the employment of each of John Chen and Anna Pao, substantially in the form attached hereto as Exhibits G-1 and G-2 (the “Employment Agreements”);

(c) Shareholders Agreement. Executed Shareholders Agreement;

(d) Purchase Price Escrow Agreement. Executed Purchase Price Escrow Agreement;

(e) Share Escrow Agreement. If less than all of the Shares are purchased at the Initial Closing, executed Share Escrow Agreement; and

(f) Other Documentation. Such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise necessary or appropriate to transfer the Shares in accordance with the terms hereof and consummate the Transaction.

2.5 Deliveries at Additional Closings.

(a) In the event there is an Additional Closing or Closings, the Buyer shall deliver to Stockholders at any such Closing the items referenced at Sections 2.3(a) and 2.3(f)(ii).

(b) In the event there is an Additional Closing or Closings, each Stockholder shall deliver to the Buyer at any such Closing (i) a certificate certifying that the representations and warranties made in Article 4 hereof by such Stockholder are true and correct on such Closing Date and (ii) the items referenced at Section 2.4(f).

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the corresponding sections of the disclosure schedule of Company delivered to Buyer concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (provided, that if any fact or item disclosed in any section of Company Disclosure Schedule shall be relevant to any other section of this Agreement, then such fact or item shall be deemed to be disclosed with respect to such other section of this Agreement, but only to the extent to which it is readily apparent on its face that such fact or item relates), Company hereby represents and warrants to Buyer that, as of the date hereof:

3.1 Organization and Qualification. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Company is duly qualified or licensed as a foreign corporation to conduct business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary. The Company does not have any subsidiaries and does not own an equity or other ownership interest in any other any other Entity.

3.2 Authority. Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder, and to consummate the Transaction. The execution and delivery of this Agreement and the other Transaction Documents and the consummation by Company of the Transaction have been duly and validly authorized by all requisite action, including a stockholder vote, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been, and at Closing the other Transaction Documents will be, duly and validly executed and delivered by Company. This Agreement constitutes, and at the Initial Closing the other Transaction Documents will constitute, the legal, valid and binding obligation of Company, enforceable against Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by the availability of equitable remedies and defenses.

3.3 No Conflicts; Required Consents. No Consents other than those set forth in Schedule 3.3 are required with respect to Company’s execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the Transaction. The execution, delivery and performance of this Agreement and the other Transaction Documents by Company do not and will not, with or without notice or lapse of time,

(a) conflict with or violate Company’s Articles of Incorporation or bylaws,

(b) conflict with or violate any Legal Requirement applicable to Company or by which any material property or asset of Company is bound or affected,

(c) assuming the Consents listed in Schedule 3.3 are obtained, result in any breach of or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any property or asset of Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation,

(d) violate or conflict with any other material restriction of any kind or character to which Company is subject, or

(e) require Company to obtain any Consent of, or make or deliver any filing or notice to, a Governmental Authority.

3.4 Capitalization. The Stockholders directly hold all of the Company’s capital stock issued and outstanding as of the Initial Closing. There are no other outstanding shares of

Company capital stock or voting securities and no outstanding commitments, options or obligations to issue any shares of Company capital stock or voting securities. All of the outstanding Shares are duly authorized, validly issued, fully paid and nonassessable. None of the Shares has been issued in violation of the preemptive rights of any Person or in violation of applicable federal or state securities laws. There are no accrued and unpaid dividends (whether or not declared) with respect to any outstanding shares of capital stock of Company. Except for: (i) this Agreement; (ii) the Share Escrow Agreement; (iii) the Purchase Price Escrow Agreement; and (iv) the Shareholders Agreement, there are no agreements, arrangements, warrants, options, puts, calls, rights or other commitments, plans or understandings of any character relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of any shares of Company capital stock or any other securities of Company. Company is not and, to the Knowledge of Company, no Stockholder is a party to any stockholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any shares of capital stock of Company.

3.5 Financial Statements.

(a) Company has delivered to Buyer the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited balance sheets, and the related statements of operations, changes in stockholders’ equity and cash flows, of the Company as of and for the fiscal years ended December 31, 2003 and 2004; and

(ii) the unaudited balance sheets, and the related unaudited statements of operations, changes in stockholders’ equity and cash flows, of the Company (the “Interim Balance Sheet”) as of and for the six months ended June 30, 2005 (the “Interim Balance Sheet Date”).

(b) All of the Financial Statements:

(i) are true, accurate and complete in all material respects;

(ii) are consistent with the Books and Records of Company; and

(iii) present fairly and accurately the financial condition of the Company as of the respective dates thereof and the results of operations, changes in stockholders’ equity and cash flows of the Company for the periods covered thereby.

3.6 Absence of Undisclosed Liabilities. Company does not have any material obligations or material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) except: (i) liabilities incurred in the ordinary course of business consistent with past practices since the Interim Balance Sheet Date (which collectively are not material); and (ii) liabilities reflected on the Interim Balance Sheet at the Interim Balance Sheet Date.

3.7 Absence of Changes. Since the Interim Balance Sheet Date:

(a) Except with respect to the transactions contemplated by this Agreement, the Company has conducted its business in the ordinary course of business consistent with past practices; and

(b) no event or circumstance has occurred that has had or is reasonably likely to have a Material Adverse Effect on Company.

3.8 Accounts Receivable. Schedule 3.8 sets forth an accurate and complete list of all accounts receivables existing as of Interim Balance Sheet Date. Each accounts receivable is:

(a) a valid and legally binding obligation of the account debtor enforceable in accordance with its terms, free and clear of all Encumbrances, and not subject to setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses, and conditions precedent; and

(b) a true and correct statement of the account for products actually sold and delivered to, or for services actually performed for and accepted by, such account debtor.

3.9 Inventory. To the Knowledge of the Company, all of the items in Company’s inventory are (a) of good and merchantable quality, fit for the purpose for which they are intended, and saleable and useable in the ordinary course of business; (b) free of defects and damage; and (c) in quantities adequate and in accordance with Company’s past inventory stocking practices. All of the items in Company’s inventory meet Company’s current standards and specifications.

3.10 Material Contracts.

(a) Schedule 3.10(a) provides a true and complete list of each of the following contracts to which Company is party (collectively, the “Material Contracts”):

(i) Real Property Leases, Personal Property Leases, insurance, Contracts affecting any Company Intellectual Property or Company’s information systems or software, Contracts with Contractors, Company Benefit Plans and Governmental Approvals;

(ii) Any Contract involving financing or borrowing of money, or evidencing indebtedness, any liability for borrowed money, any obligation for the deferred purchase price of property in excess of $25,000 (excluding normal trade payables) or guaranteeing in any way any Contract in connection with any Person;

(iii) Any joint venture, strategic alliance, partnership, cooperative arrangement or any other Contract involving a sharing of profits;

(iv) Any Contract affecting any right, title or interest in or to real property;

(v) Any Contract relating to any license or royalty arrangement;

(vi) Any Contract to indemnify any Person or to share in or contribute to the liability of any Person;

(vii) Any Contract containing covenants not to compete in any line of business or with any Person in any geographical area or that would otherwise result in Company being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses;

(viii) Any other Contract which: (i) provides for payment or performance by either party thereto having an aggregate value of $25,000 or more; (ii) is not terminable without payment or penalty on thirty (30) days (or less) notice; or (iii) is between, inter alia, an Affiliate and Company;

(ix) Any warranty contract with respect to services rendered by Company;

(x) Any customer or supplier Contract not entered into in the ordinary course of business consistent with past practices for usual quantities and at normal prices; and

(xi) Any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (x) above.

(b) True and complete copies of each written Material Contract and true and complete written summaries of each oral Material Contract (including all amendments, supplements, modifications and waivers thereof) have been delivered to Buyer by Company.

(c) Each Material Contract is currently valid and in full force and effect, and is enforceable by Company in accordance with its terms except as may be limited bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors rights generally and by availability of equitable remedies and defenses.

(d) Company is not in default, and no party has notified Company that it is in default, under any Material Contract. No event has occurred, and no circumstance or condition exists, that might, with or without notice or lapse of time:

(i) result in a violation or breach of any of the provisions of any Material Contract;

(ii) give any Person the right to declare a default or exercise any remedy under any Material Contract;

(iii) give any Person the right to accelerate the maturity or performance of any Material Contract or to cancel, terminate or modify any Material Contract; or

(iv) otherwise have a Material Adverse Effect on Company in connection with any Material Contract.

(e) Company has not waived any of its rights under any Material Contract.

(f) The performance of the Material Contracts will not result in any violation of or failure by Company to comply with any Legal Requirement.

(g) The Material Contracts constitute all of the Contracts necessary to enable Company to conduct its business in the manner in which such business is currently being conducted.

3.11 Insurance. Schedule 3.11 sets forth an accurate and complete list of all insurance policies, self-insurance arrangements and indemnity bonds, currently in effect, that insure the Company and its business (collectively, the “Insurance Policies”). Company shall keep or cause such insurance or comparable insurance to be kept in full force and effect through the Initial Closing. Company has complied, in all material respects, with each of such insurance policies and has not failed to give any notice or present any claim thereunder in a due and timely manner. Except as disclosed on Schedule 3.11, the full policy limits (subject to deductibles provided in such policies) are available and unimpaired under each such policy and to the knowledge of Company, no insurer under any of such policies has a basis to void such policy on grounds of non-disclosure on the part of the policyholder or the insured thereunder. Each of such policies is in full force and effect and will not in any way be affected by or terminate or lapse by reason of the Transaction.

3.12 Title; Sufficiency; Condition of Assets. The assets owned or leased by Company, or which Company is entitled to use under license or other agreements, constitute all of the assets used by Company in the conduct of its business in the manner and to the extent presently conducted (including all books, records, computers and computer programs and data processing systems), and the material assets owned or leased by Company are in good and serviceable condition (subject to normal wear and tear) and are suitable for the uses for which they are presently used. No other real or personal property is required for the conduct of the Company’s business as presently conducted or as to be conducted by the Company immediately following the consummation of the Transaction. To the Knowledge of the Company, all such assets and their uses conform to all applicable laws, regulations, rules, ordinances, codes, licenses, franchises and permits (including all electrical, building, zoning, environmental and occupational safety and health Legal Requirements), and (ii) no written notice of any existing violation of any of such matters relating to such assets or their use has been received by Company. Company has good and valid title to all of the material assets used to conduct Company business free and clear of any Encumbrances except the Permitted Encumbrances.

3.13 Real Property Leases. Company does not own any real property. Schedule 3.13 sets forth an accurate and complete list of all Real Property Leases. Company has delivered to Buyer accurate and complete copies of each Real Property Lease. All Real Property Leases, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such lease by Company, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by Company or, to Company’s Knowledge, by any third party.

3.14 Intellectual Property.

(a) Schedule 3.14 sets forth an accurate and complete list of all material Company Intellectual Property either owned by or registered in Company’s name (the “Company Registered Intellectual Property Rights”), or owned by others and licensed to Company, specifying as to each, as applicable:

(i) the nature of such Company Intellectual Property;

(ii) the owner of such Company Intellectual Property;

(iii) in the case of Company Registered Intellectual Property Rights, the jurisdictions by or in which such intellectual property has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers and dates of issuance, registration or filing, and

(iv) contracts, licenses, sublicenses, agreements and other arrangements as to which Company is a party and pursuant to which any Person (including Company) is authorized to use such intellectual property, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.

(b) To its Knowledge, each item of material Company Intellectual Property:

(i) is valid, subsisting and in full force and effect,

(ii) has not been abandoned or passed into the public domain and

(iii) is free and clear of any Encumbrances.

(c) Company Intellectual Property set forth on Schedule 3.14 constitutes all the material Intellectual Property Rights used in and/or necessary to the conduct of the Company’s business as it is currently conducted by Company prior to the Initial Closing, including the design, development, manufacture, use, import and sale of Company products (including those currently under development).

(d) Each item of Company Intellectual Property either

(i) is exclusively owned by Company and was written and created solely by employees of Company acting within the scope of their employment or by third parties, all of which employees and third parties have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Company, and no third party owns or has any rights to any such Company Intellectual Property, or

(ii) is duly and validly licensed to Company for use in the manner currently used by Company in the conduct of the Company’s business and, as it is currently planned or contemplated to be used by Company in the conduct of the Company’s business prior to or following the Closing.

(e) In each case in which Company has acquired any material Intellectual Property Rights from any Person, Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to Company. No Person who has licensed Intellectual Property Rights to Company has ownership rights or license rights to improvements made by Company in such Intellectual Property Rights. Company has not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Rights that is or was Company Intellectual Property to any Person.

(f) Company has no Knowledge of any facts, circumstances or information that:

(i) would render any material Company Intellectual Property invalid or unenforceable,

(ii) would materially adversely affect any pending application for any material Company Registered Intellectual Property Right, or

(iii) would adversely affect or impede the ability of Company to use any Company Intellectual Property in the conduct of the Company’s business as it is currently conducted or as it is currently planned or contemplated to be conducted by Company prior to or following the Initial Closing.

(g) Company has not misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any material fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise materially affect the validity or enforceability of any Company Registered Intellectual Property Right.

(h) All necessary registration, maintenance and renewal fees in connection with each item of Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property Rights. There are no actions that must be taken by Seller within one hundred twenty (120) days following the Initial Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Registered Intellectual Property Rights. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, Company has recorded in a timely manner each such assignment of a Registered Intellectual Property Right assigned to Company with the relevant governmental authority, including the United States Patent and Trademark Office (the “PTO”), the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

(i) Company has taken all actions it deems reasonably necessary to maintain and protect:

(i) Company Intellectual Property, and

(ii) the secrecy, confidentiality and value of Company’s Confidential Information and Trade Secrets and those provided by any Person to Company, including by having and enforcing a policy requiring all current and former employees, consultants and contractors of Company to execute appropriate confidentiality and assignment agreements. All copies thereof have been delivered to Buyer. Company has no Knowledge of any violation or unauthorized disclosure of any Company Trade Secret or Confidential Information, or obligations of confidentiality with respect thereto.

(j) Except as set forth in Schedule 3.14, the operation of the Company’s business as it is currently conducted by Company prior to and following the Initial Closing, including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of Company products (including any currently under development), does not and will not, to the Knowledge of Company, infringe or misappropriate any Intellectual Property Rights of any Person, violate any right of any Person (including any right to privacy or publicity), defame or libel any Person or constitute unfair competition or trade practices under the laws of any jurisdiction, and Company has not received notice from any Person claiming that such operation or any Company product (including any currently under development) infringes or misappropriates any Intellectual Property Rights of any Person (including any right of privacy or publicity), or defames or libels any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does Company have Knowledge of any basis therefor).

(k) To the Knowledge of Company, no Person is violating, infringing or misappropriating any Company Intellectual Property Right.

(l) There are no Proceedings before any Governmental Authority (including before the PTO) anywhere in the world related to any of Company Intellectual Property, including any Company Registered Intellectual Property Rights.

(m) No Company Intellectual Property or Company product is subject to any Proceeding or any outstanding decree, order, judgment, office action or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by Company or that may affect the validity, use or enforceability of such Company Intellectual Property.

(n) Schedule 3.14(n) lists all Company Contracts affecting any Intellectual Property Rights. Company is not in breach of, nor has Company failed to perform under, any such Material Contracts and, to Company’s Knowledge, no other party to any such Material Contracts, is in breach thereof or has failed to perform thereunder.

(o) Schedule 3.14(o) lists all Company Contracts under which Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability, or provide a right of rescission, with respect to the infringement or misappropriation by Company or such other person of the Intellectual Property Rights of any Person other than Company.

(p) There is no Company Contract affecting any Company Intellectual Property under which there is any dispute regarding the scope of such Company Contract, or performance under such Company Contract, including with respect to any payments to be made or received by Company thereunder.

(q) All Company Intellectual Property is fully transferable, alienable or licensable by Company without restriction and without payment of any kind to any third party. The consummation of the Transaction as contemplated hereby will not result in any loss of, or the diminishment in value of, any Company Intellectual Property or the right to use any Company Intellectual Property.

3.15 Customers and Suppliers.

(a) Customers. There has not been any material adverse change in the business relationship of Company with any customer who accounted for more than three percent (3%) of Company’s gross revenue during the period from January 1, 2004 to the present. Schedule 3.15(a) sets forth an accurate and complete:

(i) list of the Company’s 25 largest customers determined on the basis of gross revenues for each of the last three (3) fiscal years,

(ii) breakdown of the revenues received from each such customer for each of the last three fiscal years, and

(iii) breakdown of all customer deposits held by Company as of the date of this Agreement.

(b) Suppliers. There has not been any material adverse change in the business relationship of Company with any sole source supplier or any supplier from whom Company purchased more than three percent (3%) of the total goods or services which it purchased during the period from January 1, 2004 to the present. Schedule 3.15(b) sets forth an accurate and complete:

(i) list of the Company’s 25 largest suppliers determined on the basis of dollar volume for each of the last three (3) fiscal years,

(ii) breakdown of the amounts paid to each such supplier for each of the last three (3) fiscal years,

(iii) list of all sole source suppliers of significant goods or services to the Company with respect to which practical alternative sources of supply are not available on comparable terms and conditions, and

(iv) breakdown of the amounts paid to each such sole source supplier for each of the last three (3) fiscal years.

No customer of Company set forth on Schedule 3.15(a) and no supplier of Company set forth on Schedule 3.15(b) has cancelled or otherwise terminated or made any written threat to Company to cancel or otherwise terminate its relationship with Company, or at any time on or after the Interim Balance Sheet Date has decreased materially its services or supplies to Company in the case of any such supplier, or its usage or purchases of the services or products of Company in the case of such customer, and to Company’s Knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Company or to decrease materially its services or supplies to Company or its usage or purchases of the services or products of Company.

3.16 Employees and Consultants.

(a) Employees and Contractors. No employee of Company has been granted the right to continued employment by Company or to any material compensation following termination of employment with Company. Company has no Knowledge that any officer, director, employee or consultant of Company (collectively, “Contractors”) intends to terminate his or her employment or other engagement with Company, nor does Company have a present intention to terminate the employment or engagement of any Contractor.

(b) Compensation. Schedule 3.16(b) sets forth an accurate, correct and complete list of all:

(i) employees of Company, including each employee’s name, title or position, present annual compensation (including bonuses, commissions and deferred compensation), accrued and unused paid vacation and other paid leave, years of service, interests in any incentive compensation plan, and estimated entitlements to receive supplementary retirement benefits or allowances (whether pursuant to a contractual obligation or otherwise),

(ii) individuals who are currently performing services for Company who are classified as “consultants” or “independent contractors.”

(iii) bonuses, severance payments, termination pay and other special compensation of any kind paid to, accrued with respect to, or that would be payable to (as a result of the Transaction), any present or former Contractor since the Interim Balance Sheet Date,

(iv) increases in any employee’s wage or salary since the Interim Balance Sheet Date, and

(v) increases or changes in any other benefits or insurance provided to any employees since the Interim Balance Sheet Date. No employee of Company is eligible for payments that would constitute “parachute payments” under Section 280G of the Code.

(c) Disputes. There are no claims, disputes or controversies pending or, to the Knowledge of Company, threatened involving any Company employee or group of Company employees. Company has not suffered or sustained any work stoppage and no such work stoppage is threatened in connection with Company’s business.

(d) Compliance with Legal Requirements. Company has complied with all applicable Legal Requirements related to the employment of its employees, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other Taxes. Company has no Liability under any Legal Requirements related to employment and attributable to an event occurring or a state of facts existing prior to the date hereof.

(e) Unions. Company has no collective bargaining agreements with any of its employees. There is no labor union organizing or election activity pending or, to the Knowledge of Company, threatened with respect to Company.

3.17 Company Benefit Plans.

(a) Set forth on Schedule 3.17 is a true and complete list of each “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) (the “Pension Plans”) and each “employee welfare benefit plan” (the “Welfare Plans”) maintained by Company (the Pension Plans and Welfare Plans being the “ERISA Benefit Plans”). In addition, set forth on Schedule 3.17 is a true and complete list of each stock ownership, stock purchase, stock option, phantom stock, bonus, deferred compensation, incentive compensation, employment, severance or termination pay, retention, change of control, death benefit and any other employee benefit plan, agreement or arrangement maintained by Company (the “Non-ERISA Commitments”). Except as set forth on Schedule 3.17, Company has never maintained or been required to contribute to any “employee pension benefit plan” subject to Section 302 or Title IV of ERISA or any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA. Company does not have, nor has ever had, any ERISA Affiliate. Except as disclosed on Schedule 3.17, true copies of each ERISA Benefit Plan and Non-ERISA Commitment, the annual reports required to be filed under ERISA for the last two years with respect to any ERISA Benefit Plans, and the financial statements and actuarial reports for the most recent two years for which such statements and reports exist with respect to any Pension Plan have been delivered or made available to Buyer.

(b) None of Company, any other “disqualified person” (within the meaning of Section 4975 of the Code) or any “party in interest” (within the meaning of Section 3(14) of the Code) has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any of the ERISA Benefit Plans. Except as disclosed on Schedule 3.17, each of the ERISA Benefit Plans: (i) has been administered in accordance with its terms; and (ii) complies in form, and has been administered in accordance with all Legal Requirements, including ERISA and, where applicable, the Code. None of the ERISA Benefit Plans or Non-ERISA Commitments is the subject of any audit, controversy or claim initiated by any Governmental Authority. Except as disclosed on Schedule 3.17, Company does not have material obligations under any of the ERISA Benefit Plans or otherwise to provide health or other welfare benefits to its former employees, except as specifically required by law. Company has at all times complied with the health care continuation requirements of Part 6 of Title I of ERISA. Except as disclosed on Schedule 3.17, each Pension Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, and to the Knowledge of Company nothing has occurred and no condition exists that could cause the loss of such qualification. All contributions or payments that are due from Company with respect to the ERISA Benefit Plans and Non-ERISA Commitments have been paid. There is no pending or, to the Knowledge of Company, threatened claim in respect of any of the ERISA Benefit Plans or Non-ERISA Commitments other than claims for benefits in the ordinary course of business.

3.18 Compliance with Laws; Governmental Approvals. Company is not now, and during the past five (5) years has not been, in conflict with, or in default, breach or violation of, any Legal Requirement applicable to Company, or by which any property or asset of Company is bound or affected. Company is in possession of all Governmental Approvals necessary for Company to own, lease and operate its properties or to carry on Company’s business as it is now being conducted, except where the failure to obtain such Governmental Approval would not, individually or in the aggregate, have a Material Adverse Effect. No suspension or cancellation of any Governmental Approvals is pending or, to the Knowledge of Company, threatened, and except for those Governmental Approvals set forth in Schedule 3.18, no other Governmental Approval is required to be obtained or filed in connection with the execution and delivery of this Agreement and the other Transaction Documents.

3.19 Litigation. There is no Proceeding pending or, to the Knowledge of Company, threatened against or affecting Company, or any property or asset of Company. To Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding. Neither Company nor any property or asset of Company is subject to any Order or any proposed Order that would prevent or materially delay the consummation of the Transaction or would have a Material Adverse Effect.

3.20 Environmental Matters.

(a) Company has disposed of all of its Hazardous Materials in accordance with all Environmental and Safety Laws, (ii) Company has received no written notice of any Company noncompliance of any of its facilities or its past or present operations with Environmental and Safety Laws, (iii) no notices, administrative actions or suits are pending against Company and Company is not aware of any threatened notices, administrative actions or suits against Company relating to a violation of any Environmental and Safety Laws, (iv) Company has not been identified in any written notice which it has received that it is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Initial Closing Date, (v) except in compliance in all materials respects with Environmental and Safety Laws, Company is not aware of the presence of any Hazardous Materials on, under or migrating to or from any of its facilities or property, (vi) Company is not aware of the presence of any underground tanks at, on or under its facilities or property, including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells, (vii) Company is not aware of the presence of polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located or in its property or facilities or any equipment on its property or facilities containing PCBs at levels in excess of fifty (50) parts per million, (viii) Company is not aware of the presence of formaldehyde on its property or facilities, nor of any insulating material containing urea formaldehyde in the facilities, (ix) and Company’s uses and activities at its property and facilities have at all times complied in all material respects with all Environmental and Safety Laws, and (x) Company has all the permits and licenses required to be issued under Federal, State or local laws regarding Environmental and Safety Laws and is in compliance in all material respects with the terms and conditions of those permits.

(b) There have been no environmental audits or assessments or occupational heath studies undertaken by or on behalf of Company or by any Governmental Body with respect to Company or its business, assets, employees, property or facilities.

3.21 Taxes. The following items shall be defined as follows:

“Company Group” shall mean, individually and collectively, (i) Company, (ii) any individual, trust, corporation, partnership or other entity as to which Company is liable for Taxes incurred by such individual, trust, corporation, partnership or entity, whether as a transferee or successor of such person, by contract, or pursuant to Treasury Regulations Section 1.1502-6 or similar or corresponding provisions of federal, territorial, state, local or foreign law or regulations.

“Taxes” shall mean all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to federal income taxes and state income and franchise taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Company is required to pay, withhold or collect.

“Tax Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns (whether original or amended) relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

(a) All Tax Returns required to be filed by or on behalf of members of the Company Group have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any member of the Company Group with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement. Each member of the Company Group has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens on the assets of any member of the Group with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that a member of the Group is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

(b) The aggregate amount of the liability of Company for unpaid Taxes (including any liability of Company and its subsidiaries arising under Treasury Regulation Section 1.1502-6 or any similar or corresponding state, local or foreign law or regulation, or arising as a result of any contract or as a successor or transferee of any Person) for all periods ending on or before the Interim Balance Sheet Date does not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the Interim Balance Sheet, and the amount of the liability of the Company for unpaid Taxes (including any liability arising under Treasury Regulation Section 1.1502-6 or any similar or corresponding state, local or foreign law or regulation, or arising as a result of any contract or as a successor or transferee of any Person) for all periods ending on or before the Initial Closing Date shall not, in the aggregate, exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes), as such accruals are reflected on the Interim Balance Sheet, as adjusted for operations in the ordinary course of business since the Interim Balance Sheet Date in accordance with past custom and practice.

(c) Company has furnished or caused to be furnished to Buyer (i) true and complete copies of all income and franchise tax audit reports, all statements of deficiencies, and all closing or other agreements received by Company or on behalf of Company relating to Taxes, (ii) all federal income and state income or franchise tax returns of Company for all periods ending on or after December 31, 1999, and (iii) portions of all federal income and state income or franchise tax returns filed by any other members of the Group pertaining to Company for all periods ending on or after December 31, 1999. Neither Company has ever been a member of an affiliated group filing consolidated federal income Tax Returns. Company does not do business in and has not done business in and does not derive and has not derived income from any state, local, territorial or foreign taxing jurisdiction other than those for which all income or franchise Tax Returns for the periods described in clauses (ii) and (iii) immediately above have been furnished to Buyer.

(d) No Tax Returns of Company have ever been audited by any taxing authority, nor is any such audit in process, pending or threatened (either in writing or orally, formally or informally). No deficiencies exist or have been threatened (either in writing or orally, formally or informally) or are expected to be asserted with respect to Taxes of Company, and Company has not received notice (either in writing or orally, formally or informally) or expects to receive notice that it has not filed a Tax Return or paid Taxes required to be filed or paid by it. Company is not a party to any action or proceeding for assessment or collection of any Taxes, nor has such event been asserted or threatened (either in writing or orally, formally or informally) against Company or the assets of the Company. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Company. Company has not received notice (either in writing or orally, formally or informally) from any Person of, and is not otherwise aware of, any Tax audit or existing, proposed or threatened Tax deficiencies pertaining to any other member of the Company Group.

(e) Company and each other member of the Company Group have disclosed on their federal income Tax Returns, in accordance with applicable disclosure procedures under Code Sections 6662 and 6664 all positions taken thereon that could give rise to a substantial understatement penalty within the meaning of Code Section 6662.

(f) Neither Company nor any other member of the Company Group has participated in a “reportable transaction,” including without limitation a “listed transaction,” within the meaning of Treasury Regulations Sections 1.6011-4(b) and 1.6011-4 (b)(2), respectively, or a transaction required to be registered as a tax shelter under Code Section 6111 or the Treasury Regulations thereunder.

(g) Company is not a party to or bound by any tax indemnity agreement or tax sharing agreement, and Company has not assumed the liability of any Person for Taxes pursuant to any contract.

(h) Company is not a party to any joint venture, partnership, or other arrangement or contract (whether written or oral, formally or informally) which could be treated as a partnership for United States federal income tax purposes.

(i) Company is not obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Code Sections 162(m) or 280G or which would result in the imposition of an excise tax on the recipient of such payment pursuant to Code Section 4999.

(j) Company has not agreed and is not required to make, any adjustment under Code Section 481 by reason of a change in accounting method or otherwise.

(k) Company is not currently and has not been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the applicable periods specified in Section 897(c)(1)(A)(ii) of the Code, and Buyer is not required to withhold any Tax in connection with the payment of the purchase price for the Shares hereunder.

(l) Company has not incurred any liability for Taxes pursuant to Section 1374 or 1375 of the Code (and any predecessor provision and any similar provision of applicable state or local or other Tax law).

(m) Company does not have a “permanent establishment” in any foreign country, as defined in any applicable Tax treaty or convention between the United States and such foreign country. Company is in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax orders of any government to which the Company may be subject or which it may have claimed, and the Transaction will not have any adverse effect on such compliance. Neither Company nor any of its subsidiaries has participated in an “international boycott” as defined in Code Section 999.

(n) Company has not been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.

(o) Company has not ever been a “reporting corporation” within the meaning of and subject to Code Section 6038A.

3.22 Company Products and Product Warranty. Except as set forth on Schedule 3.22, in the twelve months immediately preceding the date of this Agreement, Company has not received any written notice that any products manufactured, processed, distributed, shipped or sold by Company or that any services rendered by Company have not been, in all material respects, in conformity with all applicable contractual commitments.

3.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Company, or to the Knowledge of the Company, by or on behalf of the Stockholders.

3.24 Transactions with Affiliates. Except as set forth on Schedule 3.24, there are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between Company, on the one hand, and any of the directors, officers, Stockholders or other Affiliates of Company, on the other hand.

3.25 Full Disclosure. To the Knowledge of Company, no statement (including the representations, warranties and covenants) by Company contained in this Agreement, Company Disclosure Schedule, the exhibits and schedules attached hereto, the Transaction Documents, and any certificate furnished to Buyer and its Representatives by Company pursuant hereto or in connection with the Transaction, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

Each Stockholder, severally and not jointly, represents and warrants to Buyer, subject to such exceptions as are disclosed in the disclosure schedule supplied by the Stockholders to Buyer and dated as of the date hereof (the “Stockholder Disclosure Schedule”) as follows:

4.1 Authority. Such Stockholder has the capacity to enter into this Agreement and the other applicable Transaction Documents, to consummate the Transaction and to comply with the terms, conditions and provisions of this Agreement and the applicable Transaction Documents. This Agreement and the Transaction Documents applicable to such Stockholder constitute the valid and binding obligations of such Stockholder, enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by the availability of equitable remedies and defenses.

4.2 Non-Contravention; Required Consents. Neither the execution of this Agreement or any of the Transaction Documents executed by such Stockholder nor the consummation of the Transaction (a) will result in the breach of any term or provision of, constitute a default under, or accelerate or change the performance otherwise required under, or result in the creation of any Encumbrance upon, any Shares owned by such Stockholder pursuant to any agreement (including any loan agreement or promissory note), indenture, instrument, order, law or regulation to which such Stockholder is a party or by which such Stockholder is bound or (b) require the approval, consent, waiver, authorization or act of, or the making by such Stockholder of any declaration, filing or registration with, any third party or any Governmental Authority.

4.3 Ownership of Shares. The residence address of such Stockholder and the number and percentage of the Shares held by such Stockholder are set forth on Schedule 1. Such Shares are owned by such Stockholder as indicated on said Schedule 1 of record and beneficially, free and clear of all Encumbrances (other than restrictions under the Securities Act of 1933, and the rules and regulations thereunder, and state securities laws). Except as set forth on Schedule 1, this Agreement, the Shareholders Agreement and the Share Escrow Agreement, such Stockholder is not a party to any stockholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any Shares.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the corresponding sections of the disclosure schedules of Buyer delivered to Stockholders concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Schedules”) (provided, that if any fact or item disclosed in any section of Buyer Disclosure Schedule shall be relevant to any other section of this Agreement, then such fact or item shall be deemed to be disclosed with respect to such other section of this Agreement, but only to the extent to which it is readily apparent on its face that such fact or item relates), Buyer hereby represents and warrants to Buyer that, as of the date hereof:

5.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2 Authority. Buyer and has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder, and to consummate the Transaction. The execution and delivery of this Agreement and the other Transaction Documents and the consummation by Buyer of the Transaction have been duly and validly authorized by all requisite action and, except as contemplated by Article 8 hereof, no other corporate proceeding on the part of Buyer is necessary to authorize this Agreement and the other Transaction Documents or to consummate the Transaction. This Agreement has been, and at the Initial Closing the other Transaction Documents will be, duly and validly executed and delivered by Buyer. This Agreement constitutes, and at the Initial Closing the other Transaction Documents will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by the availability of equitable remedies and defenses.

5.3 No Conflicts; Required Consents. No Consents other than those set forth in the Buyer Disclosure Schedule are required with respect to Buyer’s execution and delivery of this Agreement, the other Transaction Documents, and the consummation of the Transaction. The execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer do not and will not, with or without notice or lapse of time,

(a) conflict with or violate Buyer’s Certificate of Incorporation or bylaws,

(b) conflict with or violate any Legal Requirement applicable to Buyer or by which any property or asset of Buyer is bound or affected,

(c) assuming the Consents listed in the Buyer Disclosure Schedule are obtained, result in any breach of or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any property or asset of Buyer pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, or

(d) require Buyer to obtain any Consent of, or make or deliver any filing or notice to, a Governmental Authority.

5.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Buyer.

ARTICLE 6.

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Financings.

(a) Promptly following the execution of this Agreement, Buyer shall use its reasonable best efforts to consummate a capital raising transaction pursuant to terms and conditions satisfactory to Buyer that will enable it to effect the Initial Closing and consummate the purchase of such Shares as contemplated under Section 1.1 hereof.

(b) To the extent Buyer purchases less than all of Shares at the Initial Closing, Buyer shall use its reasonable best efforts to consummate a capital raising transaction pursuant to terms and conditions satisfactory to Buyer (“Follow-On Financing Transaction”) where it raises sufficient funds to enable it to purchase the Remaining Shares.

6.2 Purchase of Remaining Shares with Company EBITDA. In the event Buyer has not consummated a Follow-On Financing Transaction within the twelve (12) month time period set forth in Section 1.2 hereof, the Company shall use the EBITDA generated by the Company to purchase or redeem the Remaining Shares in accordance with Section 1.2 hereof and the terms of the Shareholders Agreement, to the extent permitted by applicable Legal Requirements.

6.3 Conduct of Business by Company Pending the Sale and Purchase. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10.2 hereof or the Initial Closing Date, the Company covenants and agrees that, unless Buyer shall otherwise agree in writing or as required or permitted under this Agreement, the Company shall conduct its business only in, and the Company shall not take any action except in the ordinary course of business consistent with past practices; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company, to keep available the services of the present officers, employees and consultants of the Company and to preserve the present relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement the Company shall not, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10.2 hereof or the Initial Closing Date, directly or indirectly do, or propose to do, any of the following without the prior written consent of Buyer:

(i) amend or otherwise change the Company’s articles of incorporation or bylaws;

(ii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Company capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company;

(iii) sell, pledge, dispose of or encumber any assets or inventory of the Company (except for (i) sales of assets or inventory in the ordinary course of business consistent with past practices, and (ii) dispositions of obsolete or worn out assets) or take any action that would reasonably be expected to result in any damage to, destruction or loss of any material asset of the Company (whether or not covered by insurance);

(iv) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) amend the terms of, repurchase, redeem or otherwise acquire, any of its securities, except in accordance with preexisting commitments as of the date hereof, or propose to do any of the foregoing;

(v) acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof, or enter into or amend any contract, agreement, commitment or arrangement to effect any such acquisition, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse (other than checks in the ordinary course of business consistent with past practices) or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances; (iii) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Entity; (iv) except in the ordinary course of business consistent with past practices or otherwise provided or permitted by this Agreement, to enter into or amend any agreement that would be deemed a Material Contract pursuant to Section 3.10 hereof; (v) authorize any capital expenditures or purchase of fixed assets which are individually in excess of $5,000 or, in the aggregate, in excess of $100,000; or (vi) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 6.3;

(vi) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company who are not executive officers of the Company in the ordinary course of business consistent with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer, or, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law or as expressly contemplated by this Agreement;

(vii) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

(viii) make any material Tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations;

(ix) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices;

(x) engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay the consummation of, or otherwise adversely affect, any the Transaction;

(xi) undertake any revaluation of any of the Company’s assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or in accordance with GAAP; and

(xii) take, or agree in writing or otherwise to take, any of the actions described in Section 6.3(i) - (xi).

6.4 No Solicitation. (a) From the date hereof through the period ending twenty-four (24) months following the Initial Closing, the Stockholders and the Company shall not, and shall not, without the written consent of Buyer, permit or authorize their respective officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it) to initiate, solicit or encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any transaction where the assets and business of the Company are sold, or the Shares are sold, to a third party (“Alternative Transaction”), or enter into discussions (except as to the existence of these provisions) or negotiate with any person or entity in furtherance of such inquiries or to obtain an Alternative Transaction, or agree to, or endorse, any Alternative Transaction, or authorize or permit any of the officers, directors, employees or agents of the Company or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company to take any such action and the Company shall promptly notify Buyer of all relevant terms of any such inquiries or proposals received by the Company or by any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall promptly deliver or cause to be delivered to buyer a copy of such inquiry or proposal and promptly update Buyer or as to any material changes with respect to such inquiry or proposal.

6.5 Access; Information and Records; Confidentiality. During the period commencing on earlier of the termination of this Agreement pursuant to Section 10.2 hereof or the Initial Closing Date, Company shall afford to Buyer and its Representatives, reasonable access during normal business hours to the properties, senior management, books and records of the Company in order that Buyer may have the opportunity to make such reasonable investigations as it shall desire to make of the Company.

6.6 Intellectual Property. From the date hereof and continuing for twelve (12) months after the Initial Closing Date, the Company shall carry out all necessary registrations, recordals, licenses and transfers as reasonably requested by the Buyer to ensure that the Company owns or has a right to use all material Intellectual Property Rights used in and/or necessary to the conduct of the Company’s business as it is currently conducted by the Company, and that the ownership or right to use such material Intellectual Property Rights are valid and effective and have the full benefit of protection afforded by applicable law.

6.7 Compliance with Law. From the date hereof until immediately prior to the Initial Closing, the Company shall use reasonable best efforts comply in all material respects, with any and all Legal Requirements applicable to the Company by which any property, asset or business of the Company is reasonably likely to be bound. From and after the Initial Closing, the Company shall comply in all material respects, with any and all Legal Requirements applicable to the Company by which any property, asset or business of the Company is reasonably likely to be bound.

ARTICLE 7.

NON-COMPETE

7.1 Non-Competition Agreement.

(a) From and after the Initial Closing, none of the Stockholders identified on Schedule 1 as a “Substantial Stockholder” shall, directly or indirectly:

(i) until the five (5) year anniversary of the Initial Closing Date, engage or invest in, own, manage, operate, finance or control, or participate in the ownership,

management, operation, finance or control of, be employed by, associated with or in any manner connected with, or render services or advice to, that part of the business of any Person (other than Buyer or Company) whose services, products or activities are the same as, similar to or in any way competitive with any of the services, products or activities of the Company as currently conducted or as currently contemplated by Company to be conducted in the Restricted Territory (as defined below);

(ii) at any time, either for itself or for any other Person (other than Buyer or Company), solicit or encourage, or take any action intended to solicit or encourage, any employee, director, partner, independent contractor or consultant of Buyer or Company to terminate, discontinue or alter his, her or its relationship with Buyer or Company, or in any other way interfere with the relationship between any such Person and Buyer or Company;

(iii) at any time during the one year period following the time any such Substantial Stockholder ceases to be employed or engaged as a consultant by the Buyer or Company, engage as a contractor, consultant or employee any Person who was employed or engaged as a contractor or consultant by the Buyer or the Company during the time such Substantial Stockholder was employed or engaged by the Buyer or the Company; or

(iv) at any time, divert or attempt to divert from Buyer or Company any business of any kind in which they are engaged, or otherwise induce or attempt to induce any supplier or customer of the Buyer or Company to terminate, discontinue or alter his, her or its relationship with Buyer or Company.

(b) “Restricted Territory” shall mean North America.

(c) Notwithstanding the foregoing, the provisions of this Article 7 shall not prevent Company from owning shares representing up to five percent (5%), on a fully-diluted basis, of the voting power of the total shares of all classes of stock outstanding of any corporation having securities listed on any national securities exchange or on the Nasdaq National Market. Further, the foregoing shall not prohibit any Substantial Stockholders from participating in the ownership and operations of Evernew Biotech, Inc. so long as Evernew Biotech, Inc. is not engaged in the development, manufacture, sale or marketing of products or services which are competitive with the products and services being developed, manufactured, sold or marketed by the Buyer or the Company at any time during the period from the Initial Closing until the five (5) year anniversary of the Initial Closing. For purposes of this Agreement, the development, manufacture, sale or marketing of Evernew Biotech, Inc’s point-of-care rapid diagnostic tests shall not be deemed to be competitive with the products or services of the Buyer or Company even if such point-of-care rapid diagnostic tests are testing for the same indication or disease as a test being developed, manufactured, sold or marketed by the Buyer or the Company.

7.2 Acknowledgment of Company and Stockholders.

Each Substantial Stockholder acknowledges that (a) the goodwill of the Company is an integral component of the value of the Company to Buyer, and (b) the scope of the covenants contained in this Article 7, including as to time and geography, are necessary to preserve the value of the Company and to protect the goodwill of the Company. Each Substantial Stockholder also acknowledges that the limitations of time, geography and scope of activity agreed to in this Article 7 are reasonable because, among other things, (i) Buyer and Company are engaged in a highly competitive industry, (ii) such Substantial Stockholder had unique access to the Trade Secrets of the Company, including the plans and strategy (and, in particular, the competitive strategy) relating to the Company, and (iii) such Substantial Stockholder is receiving significant consideration in connection with the consummation of the Transaction.

7.3 Non-competition Covenants: Scope and Choice of Law.

(a) It is the intention of the Parties that these covenants be enforced to the greatest extent (but to no greater extent), as to time, geography, and scope, as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts in breach of these covenants. These covenants shall be governed by and construed according to that law (from among those jurisdictions arguably applicable to this Agreement and those in which a breach of this Agreement is alleged to have occurred or to be threatened) which best gives them effect. The prohibitions in each of Sections 7.1(a)(i) to 7.1(a)(iv) shall be deemed, and shall be construed as separate and independent agreements between Buyer and each of the Substantial Stockholders.

(b) If any such agreement or any part of such agreement is held invalid, void or unenforceable by any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall in no way render invalid, void, or unenforceable any other part of them or any separate agreement not declared invalid, void or unenforceable; and this Agreement shall in such case be construed as if the invalid, void, or unenforceable provisions were omitted.

(c) If any court of competent jurisdiction shall determine that the provisions of this Article 7 exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall nevertheless be enforceable by such court against each of the Substantial Stockholders upon such shorter term, or within such lesser geographic area or scope, as may be determined by such court to be reasonable and enforceable.

7.4 Assignment by Buyer. The parties agree that the covenants of each of the Substantial Stockholders not to compete contained in this Article 7 may be assigned by Buyer to any Person to whom may be transferred the Company by the sale or transfer of its business and assets or otherwise. It is the Parties’ intention that these covenants of each of the Substantial Stockholders shall inure to the benefit of any Person that may succeed to the Company or the Company’s business (as acquired by Buyer under this Agreement) with the same force and effect as if these covenants were made directly with such successor.

7.5 Injunctive Relief. The parties agree that in the event of a breach by any Substantial Stockholder of any of the covenants set forth in this Article 7, monetary damages alone would be inadequate to fully protect Buyer from, and compensate Buyer for, the harm caused by such breach or threatened breach. Accordingly, each of the Substantial Stockholders agree that if it breaches or threatens breach of any provision of this Article 7, Buyer shall be entitled to seek, in addition to any other right or remedy otherwise available, injunctive relief restraining such breach or threatened breach and to specific performance of any such provision of this Article 7. Buyer shall not be required to post a bond or other security in connection with, or as a condition to, obtaining such relief before a court of competent jurisdiction.

ARTICLE 8.

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Buyer. The obligations of Buyer to participate in the Initial Closing and consummate the Transaction are subject to the satisfaction of the following conditions, unless waived by Buyer in writing:

(a) Representations and Warranties. The representations and warranties of Company and Stockholders set forth in this Agreement, or in any written statement or certificate that shall be delivered to Buyer by Company or Stockholders under this Agreement, shall be true and correct on and as of the date made and as of the Initial Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date).

(b) Performance of Obligations. Company and each of the Stockholders shall have performed all obligations and covenants required to be performed by them under this Agreement and any other Transaction Document applicable to the Company and each Stockholder.

(c) No Material Adverse Change. There shall have been no material adverse change in the assets, liabilities, business, financial condition or prospects of Company from the date hereof through the Initial Closing Date, and Company shall not have suffered any material loss or damage to any of its assets, whether or not covered by insurance, since the Interim Balance Sheet Date.

(d) Legal Requirements. No Legal Requirement shall be in effect which prohibits or materially restricts the consummation of the Transaction at the Initial Closing, or which otherwise adversely affects in any material respect the right or ability of Buyer to own, operate or control the Company, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(e) Company Closing Deliveries. Company shall have delivered to Buyer all of the closing documents and agreements set forth in Section 2.2.

(f) Stockholder Closing Deliveries. Stockholders shall have delivered to Buyer all of the closing documents and agreements set forth in Section 2.4.

(g) Minimum Net Assets. The Company shall have net assets equal or exceeding the net assets set forth on Schedule 8.1(g).

(h) Director Resignations. Each director of the Company except for Dr, John Chen shall have resigned effective immediately on the Initial Closing.

(i) Financing Transaction. Buyer shall have consummated the financing transaction contemplated by Section 6.1(a) hereof.

(j) Fairness Opinion. Buyer’s Board of Directors shall have received an opinion satisfactory in form and substance from a reputable investment banking firm to the effect that the Transaction is fair from a financial point of view to the Buyer’s Stockholders.

(k) Consents, Assignments and Amendments. Buyer shall have received reasonably satisfactory evidence from the Company that it has obtained all third party consents described in Schedule 3.3.

(l) Assignment of Evernew Contracts. Buyer shall have received reasonably satisfactory evidence from the Company that it has assigned its rights, and Evernew Biotech, Inc. has assumed the Company’s obligations under: (i) the Materials and Information Transfer Agreement, dated April 28, 2005 between the Company and Indoor Biotechnologies, (ii) the Non-Exclusive Manufacturing Agreement, dated January 18, 2005, between the Company and ADVNT Biotechnologies, and (iii) the Independent Contractor Agreement dated August 9, 2005 between the Company, Evernew Biotech, Inc. and DiaSys Corporation, in each case as approved by the non-assigning party to such contract.

(m) Agreements between the Company and Evernew Biotech, Inc. Buyer shall have received reasonably satisfactory evidence from the Company that the Company and Evernew Biotech, Inc. have entered into: (i) a sublease agreement with respect to the Company’s leased real property that is used by Evernew Biotech, Inc., which shall have been approved in writing by the lessor of such real property; and (ii) a services and facilities agreement with respect to certain services and facilities to be provided by and between Evernew Biotech, Inc. and the Company, each on the terms and conditions reasonably acceptable to the Buyer.

(n) Amendment of Excell Diagnostica Agreement. Buyer shall have received reasonably satisfactory evidence from the Company that the Partners’ Agreement of Excell Diagnostica Ltda. dated February 10, 2004 among the Company, Sergio Carvalho de Moraer, Geraldo Inacio and Xel Sant’ Anna shall have been amended on the terms and conditions reasonably acceptable to the Buyer.

(o) Intellectual Property Rights. Buyer shall have received reasonably satisfactory evidence from the Company that: (i) all material Intellectual Property Rights used in and/or necessary to the conduct of the Company’s business as it is currently conducted by the Company have been, to the extent reasonably requested by the Buyer, assigned or licensed to the Company, including without limitation the assignment and recordal of the patent application filed with the PTO on June 15, 2005 entitled “Novel Rabbit Monoconal Antibodies to Id1 Proteins”, and (ii) an application for the registration of the Bio Check trademark has been filed with the PTO.

8.2 Conditions Precedent to Obligations of Company and Stockholders. The obligations of Company and Stockholders to consummate the Transaction are subject to the satisfaction of the following conditions, unless waived by Company and the Selling Stockholders Representative in writing:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement, or in any written statement or certificate that shall be delivered to Company or Stockholders by Buyer under this Agreement, shall be true and correct on and as of the date made and as of the Initial Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date).

(b) Performance of Obligations. Buyer shall have performed all obligations and covenants required to be performed by it under this Agreement and any other agreement or document entered into in connection herewith prior to the Initial Closing Date.

(c) Legal Requirements. No Legal Requirement shall be in effect which prohibits or materially restricts the consummation of the Transaction at the Initial Closing, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(d) Deliveries. Buyer shall have delivered to Company and Stockholders all of the closing documents and agreements set forth Section 2.3.

ARTICLE 9.

INDEMNIFICATION

9.1 Survival of Representations and Warranties

(a) All representations and warranties of Company, a Stockholder or Buyer in this Agreement or any other Transaction Document shall survive the Initial Closing until the one (1) year anniversary of the Initial Closing Date (the “Survival Date”); provided, that:

(i) all representations and warranties of Company contained in Section 3.21 (Taxes) shall survive until thirty (30) days after expiration of all applicable statutes of limitations relating to such Taxes;

(ii) all representations and warranties of Company contained in Sections 3.4 (Capitalization) and Section 3.12 (Title; Sufficiency; Condition of Assets) and by Stockholders contained in Section 4.3 (Ownership of Shares) shall survive indefinitely; and

(iii) any claim for indemnification based upon a breach of any such representation or warranty and asserted prior to the Survival Date by written notice in accordance with Section 9.4 shall survive until final resolution of such claim.

(b) The representations and warranties contained in this Agreement (and any right to indemnification for breach thereof) shall not be affected by any investigation, verification or examination by any party hereto or by any Representative of any such party or by any such party’s Knowledge of any facts with respect to the accuracy or inaccuracy of any such representation or warranty.

9.2 Indemnification by Stockholders. Subject to the limitations set forth in this Article 9, Stockholders, on a several, pro rata basis determined by the number of Shares sold hereunder, shall indemnify, defend and hold harmless Buyer and its Representatives from and against any and all Damages, whether or not involving a third-party claim, including reasonable attorneys’ fees (collectively, “Buyer Damages”), arising out of, relating to or resulting from:

(a) any breach of a representation or warranty of Company contained in this Agreement or in any other Transaction Document;

(b) any breach of a representation or warranty of Stockholder contained in this Agreement or in any other Transaction Document; or

(c) any breach of a covenant of Company or Stockholder contained in this Agreement or in any other Transaction Document.

9.3 Indemnification by Buyer. Subject to the limitations set forth in this Article 9, Buyer shall indemnify, defend and hold harmless Stockholders and their respective Representatives (collectively, the “Stockholder Indemnified Persons”) from and against any and all Damages, whether or not involving a third-party claim, including reasonable attorneys’ fees (collectively, “Stockholder Damages”), arising out of, relating to or resulting from:

(a) any breach of a representation or warranty of Buyer contained in this Agreement or in any other Transaction Document; or

(b) any breach of a covenant of Buyer contained in this Agreement or in any other Transaction Document.

9.4 Procedures for Indemnification. Promptly after receipt by a party entitled to indemnification hereunder (the “Indemnitee”) of written notice of the assertion or the commencement of any Proceeding by a third-party with respect to any matter referred to in Sections 9.2 or 9.3, the Indemnitee shall give written notice thereof to the party obligated to indemnify Indemnitee (the “Indemnitor”) (and the Escrow Agent under the Purchase Price Escrow Agreement if the Buyer is the indemnitee), which notice shall include a description of the Proceeding, the amount thereof (if known and quantifiable) and the basis for the Proceeding, and thereafter shall keep the Indemnitor reasonably informed with respect thereto; provided, that failure of the Indemnitee to give the Indemnitor (and the Escrow Agent under the Purchase Price Escrow Agreement if the Buyer is the Indemnitee) notice as provided herein shall not relieve the Indemnitor of its obligations hereunder except to the extent that the Indemnitor is prejudiced thereby. A claim for indemnification for any matter not involving a third-party Proceeding may be asserted by notice to the party from whom indemnification is sought (and the Escrow Agent if the claims are made by Buyer) and shall be paid promptly after such notice pursuant to the terms of this Article 9 (and the Purchase Price Escrow Agreement if such claims are made by Buyer). Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing reputable counsel to be the lead counsel in connection with such defense; provided that:

(a) the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee);

(b) the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the fees and expenses of counsel retained by the Indemnitee if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; and (2) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnitor and the Indemnitee. Further, the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) but Indemnitee shall pay the fees and expenses of counsel retained by the Indemnitee if (1) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or materially injure the Indemnitee’s reputation or future business prospects; or (2) the claim seeks an injunction or equitable relief against the Indemnitee; and

(c) if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice.

9.5 Limitations on Indemnification.

(a) Notwithstanding anything herein to the contrary, Stockholders shall not be obligated to indemnify Buyer under this Article 9:

(i) unless the aggregate of all Buyer Damages exceeds $100,000 (the “Stockholders’ Basket”); and

(ii) to the extent that the aggregate of all Buyer Damages exceeds ten percent (10%) of the amount paid to the Stockholders pursuant to Article 1 hereof (the “Indemnification Cap”);

provided, that Indemnification Cap and Stockholders’ Basket shall not apply to any Company indemnification obligation (x) arising out of, relating to or resulting from fraud or intentional misrepresentation by Company; (y) arising out of, relating to or resulting under Section 9.2(c) or from a breach of any of Company’s representations or warranties in Section 3.4 (Capitalization), or Section 3.21 (Taxes) or any breach of a Stockholder’s representation or warranty set forth in Section 4.3 or any breach of Stockholder’s covenants set forth herein; or (z) if the Transaction does not close.

(b) Notwithstanding anything herein to the contrary, Buyer shall not be obligated to indemnify Stockholders under this Article 9:

(ii) to the extent that the aggregate of all Stockholders Damages exceed the Indemnification Cap;

provided, that Buyer’s Indemnification Cap and Basket shall not apply to any Buyer indemnification obligation (x) arising out of, relating to or resulting from fraud or intentional misrepresentation by Buyer; (y) arising out of, relating to or resulting from any breach of Buyer’s covenants set forth herein; or (z) if the Transaction does not close.

(c) In determining the amount of any indemnity, there shall be taken into account any insurance proceeds or other similar recovery or offset realized, directly or indirectly, by the party to be indemnified.

9.6 Escrow Fund. The Escrow Fund shall commence on the date hereof and terminate on the first anniversary of the date of the Initial Closing (the “Escrow Period”), pursuant to the terms of the Purchase Price Escrow Agreement. As partial security for the indemnities in Section 9.2, the Escrow Amount shall be deposited with the Escrow Agent at the time of the Initial Closing, such deposit to be governed by the terms set forth in this Article 9 and in the Purchase Price Escrow Agreement. Escrow Amounts will be released from the Escrow Fund pursuant to the terms of the Purchase Price Escrow Agreement.

9.7 Remedies Cumulative. The remedies provided in this Agreement shall be cumulative and shall not preclude any party from asserting any other right, or seeking any other remedies, against the other party.

9.8 Selling Stockholders Representative. Any notices required to be given to Stockholders under this Article 9 shall instead by given to the Selling Stockholders Representative. The initial Selling Stockholders Representative shall be Dr. John Chen. The Holders of a majority of the Shares may change the Selling Stockholders Representative by giving notice thereof to Buyer. The Selling Stockholders Representative shall be constituted and appointed as agent for and on behalf of the Stockholders to give and receive notices and communications, to authorize delivery to Buyer of the funds held in the Escrow Fund or other property from the Escrow Fund in satisfaction of claims by Buyer, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Selling Stockholders Representative for the accomplishment of the foregoing. Selling Stockholders Representative shall not be liable for any act done or omitted hereunder as the Stockholders’ agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholders shall jointly and severally indemnify the Selling Stockholders Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith and arising out of or in connection with the acceptance or administration of his duties under this Agreement or the Purchase Price Escrow Agreement, provided, that the Selling Stockholders Representative shall be reimbursed for counsel fees and other out-of-pocket expenses incurred by such Selling

Stockholders Representative in connection with the administration of his duties under this Agreement or the Purchase Price Escrow Agreement from the funds held in the Escrow Fund. For such purpose, the Selling Stockholders Representative shall be authorized to direct the Escrow Agent to deliver or cause to be delivered to the Selling Stockholders Representative such portion of the funds held in the Escrow Fund sufficient to cover such out of pocket costs. A decision, act, consent or instruction of the Selling Stockholders Representative shall constitute a decision of all of the Stockholders and shall be final, binding and conclusive upon each such Stockholder, and the Buyer may rely upon any decision, act, consent or instruction of the Selling Stockholders Representative as being the decision, act, consent or instruction of each and every such Stockholder. The Buyer is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Selling Stockholder Representative.

ARTICLE 10.

MISCELLANEOUS PROVISIONS

10.1 Amendments and Waivers. This Agreement may not be amended, supplemented or modified, except by an agreement in writing signed by each of the parties. Either party may waive compliance by the other party with any term or provision of this Agreement; provided, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.

10.2 Termination Events.

(a) Without prejudice to other remedies which may be available to the parties by law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(i) by mutual consent of the parties hereto.

(ii) by any party by notice to the other party if the Initial Closing shall not have been consummated within sixty (60) days after the date hereof; provided that if the Initial Closing shall not occur before such date due to the breach of this Agreement by Company or Stockholders, on the one hand, or Buyer, on the other hand, then that party may not terminate this Agreement pursuant to this paragraph clause (ii).

(iii) by Buyer, on the one hand, or Company or Stockholders, on the other hand, if an injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction is issued that prohibits the consummation of the Purchase and such injunction, restraining order or decree is final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (iii) shall have used its reasonable best efforts to have such injunction, order or decree vacated or denied.

(b) The respective obligations of the parties hereto pursuant to Section 6.5 and this Article 10 shall survive any termination of this Agreement.

(c) In the event either party wishes to terminate this Agreement pursuant to Section 10.2(a)(ii) or 10.2(a)(iii) hereof, written notice thereof (stating the reasons for such termination) shall promptly be given to the other party hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto; provided, however, that nothing herein shall relieve any party from liability for any breach hereof.

10.3 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received (i) when delivered personally or by telecopy, (ii) one (1) day following the day when deposited with a reputable, established overnight courier service for delivery to the intended addressee, or (iii) three (3) days following the day when deposited with the United States Postal Service as first class, registered or certified mail, postage prepaid and addressed as set forth below:

If to Buyer, to:

OXIS International, Inc.

6040 N. Cutter Circle, Suite 317

Portland, OR 97217-3935

Attention: Chief Executive Officer

Facsimile No.: (503) 283-4058

With a copy, which shall not constitute notice, given in the manner prescribed above, to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Attention: Richard Scudellari, Esq.

Facsimile No.: (650) 494-0792

If to Company:

Bio Check, Inc.

323 Vintage Park Drive

Foster City, California 94404

Attention: Dr. John Chen

Facsimile No.: 650/573-1969

With a copy, which shall not constitute notice, given in the manner prescribed above, to:

Coblentz, Patch, Duffy & Bass LLP

One Ferry Building, Suite 200

San Francisco, California 94111

Attention: Paul J. Tauber, Esq.

Facsimile No.: 415/989-1663

If to Stockholders:

Dr. John Chen

c/o Bio Check, Inc.

323 Vintage Park Drive

Foster City, California 94404

Facsimile No.: 650/573-1969

With a copy, which shall not constitute notice, given in the manner prescribed above, to:

Coblentz, Patch, Duffy & Bass LLP

One Ferry Building, Suite 200

San Francisco, California 94111

Attention: Paul J. Tauber, Esq.

Facsimile No.: 415/989-1663

Any party may alter its notice address by notifying the other parties of such change of address in conformity with the provisions of this section.

10.4 Governing Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of California, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties.

10.5 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties only in the courts of the State of California, County of San Mateo, or, if it has or can acquire the necessary jurisdiction, in the United States District Court for the Northern District of California. Each of the parties consents to the exclusive jurisdiction of such courts (and the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

10.6 Exhibits and Schedules. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

10.7 Assignments Prohibited; Successors and Assigns. Seller shall not assign, or suffer or permit an assignment (by operation of law or otherwise) of, its rights or obligations under or interest in this Agreement without the prior written consent of Buyer. Any purported assignment or other disposition by Seller, except as permitted herein, shall be null and void. For purposes of this section, the terms “assign” and “assignment” shall be deemed to include (i) a merger in which a party hereto is not the surviving entity, (ii) a consolidation or division of a party hereto, (iii) a sale of all or substantially all of the assets of a party hereto, or (iv) a change of control resulting from a sale or repurchase of shares or similar transaction involving a party hereto. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

10.8 No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and permitted assigns, and the parties do not intend to confer third-party beneficiary rights upon any other person.

10.9 Counterparts. This Agreement may be executed (including, without limitation, by facsimile signature) in one or more counterparts, with the same effect as if the parties had signed the same document. Each counterpart so executed shall be deemed to be an original, and all such counterparts shall be construed together and shall constitute one agreement.

10.10 Severability. If any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

10.11 Entire Agreement. This Agreement, together with its exhibits, schedules and certificates delivered under this Agreement and other Transaction Documents referred to herein, contains the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, among the parties. The parties intend that this Agreement, together with its exhibits, schedules and certificates delivered under this Agreement and other Transaction Documents referred to above, be the several, complete and exclusive embodiment of their agreement, and that any evidence, oral or written, of a prior or contemporaneous agreement that alters or modifies this Agreement shall not be admissible in any proceeding concerning this Agreement. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

10.12 Interpretation. Unless otherwise indicated herein, with respect to any reference made in this Agreement to a Section (or Article, Subsection, Paragraph, Subparagraph or Clause), Exhibit or Schedule, such reference shall be to a section (or article, subsection, paragraph, subparagraph or clause) of, or an exhibit or schedule to, this Agreement. The table of contents and any article, section, subsection, paragraph or subparagraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words “but (is/are) not limited to.” Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated.

10.13 Construction. The construction of this Agreement shall not take into consideration the party who drafted or whose representative drafted any portion of this Agreement, and no canon of construction shall be applied that resolves ambiguities against the drafter of a document. The parties are sophisticated and have been represented by lawyers throughout this transaction who have carefully negotiated the provisions hereof. As a consequence, the parties do not believe the presumption of the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects.

10.14 Expenses of the Parties. Subject to provisions contained herein relating to recovery of fees in connection with legal actions or proceedings, each party shall bear the expenses incurred by such party in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

10.15 Recovery of Fees by Prevailing Party. If any legal action, including, without limitation, an action for arbitration or injunctive relief, is brought relating to this Agreement or the breach or alleged breach hereof, the prevailing party in any final judgment or arbitration award, or the non-dismissing party in the event of a voluntary dismissal by the party instituting the action, shall be entitled to the full amount of all reasonable expenses, including all court costs, arbitration fees and actual attorneys’ fees paid or incurred in good faith.

10.16 Further Assurances. Each party agrees (a) to furnish upon request to each other party such further information, (b) to execute and deliver to each other party such other documents, and (c) to do such other acts and things, all as another party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement; provided, however, no party shall be required to make any additional representations or warranties or to incur any material expense or potential exposure to legal liability pursuant to this section.

10.17 Time of the Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.18 Confidentiality. Except as otherwise set forth herein, the parties acknowledge that the transaction described herein is of a confidential nature and shall not be disclosed except to consultants, advisors and Affiliates, or as required by law. None of the parties hereto shall make any public disclosure of the terms of this Agreement, except as required by law or as otherwise expressly permitted herein.

[Signatures Follow On a Separate Page]

IN WITNESS WHEREOF, each of the parties has caused this Stock Purchase Agreement to be executed on its behalf by their respective officers thereunto duly authorized all as of the date first written above.

“Buyer”

OXIS International, Inc.

By:	/s/ Steven T. Guillen
Steven T. Guillen, its Chief Executive Officer

“Company”

Bio Check, Inc.

By:	/s/ John Chen
John Chen, its Chief Executive Officer

“Stockholders”

By:

By:

Signature Page

EXHIBIT A

CERTAIN DEFINITIONS

“Affiliate” shall mean any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-law) of any officer, director or holder of 5% or more of the outstanding equity interests of Company or any corporation, partnership, trust or other entity in which Company or any such family member has a five percent (5%) or greater interest or is a director, officer, partner or trustee. The term Affiliate shall also include any entity which controls, is controlled by, is under common control with any of the individuals or entities described in the preceding sentence.

“Agreement” shall mean the Stock Purchase Agreement to which this Exhibit A is attached (including Disclosure Schedule and all other schedules and exhibits attached hereto), as amended from time to time.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by law to be closed.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Damages” shall have the meaning specified in Section 9.2.

“Buyer Disclosure Schedule” shall have the meaning specified in Article 5.

“Closing” shall have the meaning specified in Section 2.1.

“Closing Date” shall have the meaning specified in Section 2.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” shall have the meaning specified in Section 3.17.

“Company Disclosure Schedule” shall have the meaning specified in Article 3.

“Company Intellectual Property” shall mean all Intellectual Property Rights held by Company, whether owned or controlled, licensed, owned or controlled by or for, licensed to, or otherwise held by or for the benefit of Company, including Registered Intellectual Property Rights.

“Company Registered Intellectual Property Rights” shall have the meaning specified in Section 3.14(a).

“Confidential Information” shall mean all Trade Secrets and other confidential and/or proprietary information of a Person, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formula, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

EXHIBIT A

“Contract” shall mean any agreement, contract, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied), whether or not legally binding.

“Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Damages” shall mean and include any loss, damage, injury, decline in value, lost opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, accounting fee, expert fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature.

“Defined Benefit Plan” shall mean either a plan described in Section 3(35) of ERISA or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.

“EBITDA” shall mean earnings before interest, taxes, depreciation and amortization expenses.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company).

“Environmental and Safety Laws” shall mean any domestic, foreign, federal, state, interstate or local statute, law or regulation in effect in any jurisdiction where the business conducted by Company is in effect or any or all injunction, judgment, decree, common law or other enforceable requirement of any Governmental Authority, and relating to the protection of the environment (including the air, groundwater, surface water, drinking water, land or soil, surface or subsurface strata or medium, natural resources or other environmental media), including any of the foregoing related to (i) Remedial Actions; (ii) reporting, licensing, permitting or investigating of the emission, discharge, release or threatened release of Hazardous Substances into the air, surface water, groundwater or land; or (iii) the manufacture, release or distribution, use, generation, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Amount” shall mean ten percent (10%) of all amounts to be paid to the Stockholders pursuant to Section 1.1 and 1.2 hereof, to be held pursuant to the terms of the Purchase Price Escrow Agreement.

EXHIBIT A

“Escrow Fund” shall have the meaning set forth in Section 2.3(a).

“Financial Statements” shall have the meaning specified in Section 3.5.

“GAAP” means U.S. generally accepted accounting principles in effect on the date on which they are to be applied pursuant to this Agreement, applied consistently throughout the relevant periods.

“Governmental Approval” shall mean any: (a) permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

“Governmental Authority” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing or arbitral authority or power of any nature.

“Hazardous Materials” shall mean (i) any substance or material regulated under applicable Environmental Safety Laws, or (ii) gasoline, diesel fuel or other petroleum hydrocarbons of PCBs or asbestos.

“Id-Gene Asset” shall mean, collectively, all tangible and intangible assets (including, without limitation, all Intellectual Property Rights), related to or associated with the Id1, Id2 and/or Id3 proteins.

“Indemnification Cap” shall have the meaning specified in Section 9.5(a).

“Indemnitee” shall have the meaning specified in Section 9.4.

“Indemnitor” shall have the meaning specified in Section 9.4.

“Insurance Policies” shall have the meaning specified in Section 3.11.

“Intellectual Property Rights” shall mean any or all rights in and to intellectual property and intangible industrial property rights, including, without limitation, (i) Patents, Trade Secrets, Copyrights, Trademarks and (ii) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“Interim Balance Sheet” shall have the meaning specified in Section 3.5(a).

“Interim Balance Sheet Date” shall have the meaning specified in Section 3.5(a).

“IRS” means the Internal Revenue Service.

“Knowledge” An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (i) such individual is actually aware of such fact or other matter or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or

EXHIBIT A

other matter in the course of conducting a reasonably comprehensive investigation concerning the truth or existence of such fact or other matter.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, Order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Material Adverse Effect” means: any event, change or effect that, when taken individually or together with all other adverse events, changes and effects, is or is reasonably likely (a) to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (including Assumed Liabilities), business, operations, results of operations or prospects of the Company or (b) to prevent or materially delay consummation of the Transaction or otherwise to prevent Company from performing its obligations under this Agreement.

“Material Contracts” shall have the meaning specified in Section 3.10.

“Multiemployer Plan” shall mean a plan described in Section 3(37) of ERISA.

“Order” shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

“Patents” shall mean all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures.

“Person” shall mean any individual, Entity or Governmental Authority.

“Post-Closing Period” shall mean any taxable period beginning after the close of business on the Closing Date or, in the case of any tax period which includes, but does not begin, after the close of business on the Closing Date, the portion of such period beginning after the close of business on the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or before the close of business on the Closing Date or, in the case of any taxable period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

EXHIBIT A

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

“PTO” shall have the meaning specified in Section 3.14(g).

“Real Property Leases” shall have the meaning any leases or rental agreements for the lease of any office, manufacturing, research and development or other physical space.

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyright registrations and applications to register Copyrights; and (iv) any other Intellectual Property Rights that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, advisors, agents, distributors, licensees, shareholders, subsidiaries and lenders of a party.

“Remedial Actions” shall mean any response action, removal action, remedial action, corrective action, monitoring program, investigation or other clean up activity pertaining to any Hazardous Materials.

“Shares” shall have the meaning specified in the Preamble.

“Survival Date” shall have the meaning specified in Section 9.1.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount and any interest on such penalty, addition to tax or additional amount, imposed by any Tax Authority.

“Tax Authority” means Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Return” shall mean any return, statement, declaration, notice, certificate or other document that is or has been filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement related to any Tax.

“Trade Secrets” shall mean all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provide Company with advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture

EXHIBIT A

and data processing software, compilations of information) and all claims and rights related thereto.

“Trademarks” shall mean any and all trademarks, service marks, logos, trade names, corporate names, Internet domain names and addresses and general-use e-mail addresses, and all goodwill associated therewith throughout the world.

“Transaction” shall mean, collectively, the transactions contemplated by this Agreement.

“Transaction Documents” shall mean this Agreement and all other agreements, certificates, instruments, documents and writings delivered by Buyer and/or Company or Stockholders in connection with the Transaction.

“Transfer Taxes” shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the transfer of the Shares, together with any interest, additions to Tax or penalties with respect thereto and any interest in respect of such additions to Tax or penalties.

EXHIBIT A

SCHEDULE 1

STOCKHOLDERS

	Name	No. of Shares	% Outstanding Shares
1	Chen, John (Jung-Shou)	30,000	13.781

2	Chen, Amy	30,000	13.781

3	Chen, Peggy	30,000	13.781

4	Chen, David	30,000	13.781

5	Leung, Anselm Nai-Chung	20,000	9.187

6	Biotechnology Development Fund, L.P.	66,666	30.623

7	Ho, Wing	700	0.321

8	Liu, Tai-O	770	0.354

9	Ni, Donna	700	0.321

10	Ni, James	2,310	1.061

11	Pao, Anna	2,450	1.125

12	Qian, Xiao Ming	700	0.321

13	Tung, Josephine	1,400	0.643

14	Cochran, Robert	1,000	0.459

15	Chu, Tien Lu and Zu Yie	1,000	0.459

	Total	217,696	99.998%

SCHEDULE 1

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

Exhibit 99.2

Investor Contact:

Steve Guillen

President & CEO

OXIS International

Tel: (503) 247-2370

sguillen@oxis.com

Media Contact:

Anna Gralinska

Deliberate Co.

Tel: (877) 879-2994

annag@deliberatecompany.com

OXIS INTERNATIONAL AGREES TO ACQUIRE BIOCHECK, A LEADING

MANUFACTURER OF IMMUNOASSAYS

Acquisition Should Expand Product Portfolio, Drive Manufacturing and Marketing

Efficiencies, and Offer Growth Opportunities for New Products

PORTLAND, Ore. – September 21, 2005 – OXIS International, Inc. (OTCBB: OXIS.OB) (Nouveau Marché: OXIS) (FWB: OXI), specialists in developing technologies for the diagnosis of diseases resulting from oxidative stress and BioCheck, Inc., a leading producer of enzyme immunoassay research kits, announced today that they have entered into a definitive agreement for OXIS to acquire up to all of the outstanding capital stock of privately held BioCheck for an aggregate purchase price of up to $6 million in cash, subject to approval by BioCheck’s stockholders. As a result of the acquisition, BioCheck will become a subsidiary of OXIS, and the combined companies will offer a broad portfolio of high quality assay test kits used by the medical, pharmaceutical and research industries worldwide.

The initial closing of the transaction is contingent upon OXIS’ ability to raise the capital necessary to purchase at least 51% of the outstanding BioCheck shares. OXIS may also finance the purchase of the remaining outstanding BioCheck shares in additional future closings.

The purchase price for any BioCheck shares purchased after the initial closing will be increased by an additional 8% per annum from the date of the initial closing through the date of such purchase. If OXIS has not purchased all of the outstanding shares of BioCheck within twelve months of the initial closing, the EBITDA (earnings before interest, taxes, depreciation and amortization expenses), if any, of BioCheck, at that point a majority owned subsidiary of OXIS, will be used to repurchase the remaining outstanding BioCheck shares at one or more additional closings.

BioCheck anticipates that in 2005 it will be profitable and its revenues will exceed $4 million. As of the date hereof, BioCheck has no outstanding borrowings or similar debt. The combined companies will result in a management team with extensive experience in the commercialization of emerging technologies.

“The acquisition creates significant synergies for the combined OXIS and BioCheck companies,” stated OXIS CEO Steve Guillen. “The expanded product portfolio should establish the combined companies as a worldwide leader in antigen and antibody test kits. In addition, this transaction should significantly increase our ability to bring new products to market and should allow OXIS and BioCheck to achieve greater manufacturing and sales efficiencies.”

Corporate Headquarters

6040 N Cutter Circle, Suite 317 Portland, Oregon 97217-3935(503) 283-3911 (800) 547-3686 Fax: (503) 283-4058

E-mail: info@oxis.com Website: www.oxis.com

“We believe that the opportunities in the industries that our companies jointly serve are substantial, and by combining our knowledge and resources we expect to be able to lead a new generation of breakthrough assays for the worldwide biomedical, pharmaceutical, and scientific research markets,” stated BioCheck CEO Dr. John Chen. “I look forward to working with Steve Guillen and his team to create innovative test kits to advance the early and accurate detection of some of today’s most challenging disease states.”

The potential synergies that may increase BioCheck’s contribution to OXIS’ efforts towards achieving profitability include:

•	Highly complementary and experienced management team combining the commercial and business track record of OXIS CEO Steve Guillen and the scientific and operational management experience of BioCheck CEO Dr. John Chen;

•	Operating and cost efficiencies deriving from the consolidation of several aspects of the companies’ respective manufacturing and commercial distribution bases, such as promotional and marketing costs, leading to possible margin expansion for the combined entity;

•	Increased production capacity, primarily for the ELISA (Enzyme-Linked Immunosorbent Assay) kits, allowing for reduced dependence on third party manufacturing and reduced production costs;

•	BioCheck’s current Good Manufacturing Practices (cGMP) and ISO quality certification for the combined companies’ manufacturing facilities; and

•	Increased combined ability to develop intellectual property assets and expand upon OXIS’ customized assay development business.

OXIS believes that the immunoassay products and technologies of OXIS and BioCheck are complementary with no directly overlapping product lines. OXIS’ core business is diagnostic enzymes, inflammatory and monoclonal/polyclonal antibodies, and nitric oxide biomarkers relating to oxidative stress.

BioCheck offers over 45 enzyme immunoassays as well as research services focused on antigen/antibody products. In addition, BioCheck has the commercialization rights for a promising new cancer biomarker associated with the Id gene, which may play a significant role as a mediator in tumor cell biology.

BioCheck also has experience in the contract services sector, such as custom immunoassay development, antibody purification and conjugation, and contract assembly. The contract services business is anticipated to be promising due to the development of more biological products for human use, especially proteins.

In the area of heart disease, both companies are involved in complementary technologies. BioCheck manufactures ELISA tests using Troponin I, Myoglobin, and C-Reactive Protein biomarkers for the evaluation of acute myocardial infarction (AMI). OXIS is developing a series of ELISA cardiac tests involving Myeloperoxidase (MPO) & Glutathione Peroxidase (GPx) used to help predict early cardiac risk.

Corporate Headquarters

6040 N Cutter Circle, Suite 317 Portland, Oregon 97217 (503) 283-3911 (800) 547-3686 Fax: (503) 283-4058

E-mail: info@oxis.com Website: www.oxis.com

About OXIS

OXIS International, Inc., headquartered in Portland, Oregon, focuses on developing technologies and products to research, diagnose, treat and prevent diseases associated with damage from free radical and reactive oxygen species – diseases of oxidative stress. The company holds the rights to three therapeutic classes of compounds in the area of oxidative stress, and develops, manufactures and markets products and technologies to diagnose and treat diseases caused by oxidative stress. More information about OXIS and its products and services, as well as current SEC filings, may be obtained by visiting the Company’s Web site at www.oxis.com.

About BioCheck

BioCheck, Inc. operates a 15,000 square-foot, U.S. Food and Drug Administration (FDA) certified cGMP device-manufacturing facility in Foster City, California. The company is a leading producer of high quality enzyme immunoassay research services and products offering immunoassay kits for a wide variety of classifications including cardiac markers, tumor markers, infectious diseases, thyroid function, steroids, and fertility hormones.

Statements in this release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, any statements regarding beliefs, plans, estimates, projections, expectations, goals or intentions regarding the future. Forward-looking statements in this release include statements regarding (i) the acquisition expanding OXIS’ product portfolio, driving manufacturing and marketing efficiencies, and offering growth opportunities for new products; (ii) OXIS consummating a financing or financings required to purchase the BioCheck shares at the initial closing or additional closings (iii) the generation and use of the EBITDA of Bio Check to repurchase Bio Check shares; (iv) BioCheck anticipating that it will be profitable and that its revenues will exceed $4 million in 2005 (v) the combined companies resulting in a management team with extensive experience in the commercialization of emerging technologies; (vi) the acquisition creating significant synergies for the combined companies; (vii) the expanded product portfolio establishing the combined companies as a worldwide leader in antigen and antibody test kits (viii) the combined companies significantly increasing their ability to bring new products to market and achieving greater manufacturing and sales efficiencies; (ix) by combining knowledge and resources the combined companies being able to lead a new generation of breakthrough assays for the worldwide biomedical, pharmaceutical, and scientific research markets; (x) creating innovative test kits to advance the early and accurate detection of some of today’s most challenging disease states; (xi) operating and cost efficiencies derived from the consolidation of the combined companies; (xii) increased production capacity, primarily for the ELISA tests, allowing for reduced dependence on third party manufacturing and reduced production costs; (xiii) increased combined ability to develop intellectual property assets and expand upon OXIS’ customized assay development business; (xiv) the immunoassay products and technologies of OXIS and BioCheck being complementary with no directly overlapping product lines; (xv) BioCheck’s new cancer biomarker associated with the Id gene, playing a significant role as a mediator in tumor cell biology; (xvi) the contract services business being promising due to the development of more biological products for human use; and (xvii) OXIS developing a series of ELISA cardiac tests involving Myeloperoxidase (MPO) & Glutathione Peroxidase (GPx) used to help predict early cardiac risk. Factors that could cause actual results to differ materially from the forward-looking statements include risks and uncertainties such as the acquisition of the BioCheck shares not closing due to, among other reasons, the inability of OXIS to close a financing transaction or the inability of BioCheck to generate EBITDA to repurchase BioCheck shares; the risks inherent in integrating an acquired business; risks inherent in owning a majority interest in a company; unforeseen difficulties in achieving synergies following an acquisition; unforeseen difficulties related to OXIS’ oxidative stress and other diagnostic products; the development by the combined companies’ competitors of new competing products; and other risks indicated in OXIS’ filings with the Securities and Exchange Commission. It is important to note that actual outcomes could differ materially from those in such forward-looking statements. Readers should also refer to the documents filed by OXIS with the Securities and Exchange Commission, specifically the annual report on Form 10-KSB/A for the year ended December 31, 2004, filed with the Securities and Exchange Commission on June 16, 2005, and the company’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on August 15, 2005.

# # #

Corporate Headquarters

6040 N Cutter Circle, Suite 317 Portland, Oregon 97217 (503) 283-3911 (800) 547-3686 Fax: (503) 283-4058

E-mail: info@oxis.com Website: www.oxis.com